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EXHIBIT 12.1

BRT AND SUBSIDIARIES

SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before discontinued operations	$758	$3,578	$(9,927)	$(19,236)	$7,734
Interest expense	4,729	2,112	1,773	4,435	6,644

Total earnings	$5,487	$5,690	$(8,154)	$(14,801)	$14,378

Fixed charges:
Interest expense	$4,729	$2,112	$1,773	$4,435	$6,644
Capitalized interest	1,655	775	—	—	—

Total fixed charges	$6,384	$2,887	$1,773	$4,435	$6,644

Ratio of earnings to fixed charges	0.86x	1.97x	-4.60x	-3.34x	2.16x

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  EXHIBIT 12.1
BRT AND SUBSIDIARIES
SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES (Dollars in thousands, except ratios)